SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:  McDonald’s Corporation

NAME OF PERSON RELYING ON EXEMPTION: SOC Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION:  1900 L Street, N.W. Suite 900, Washington, D.C.   20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

___________________________________________________________________________________________________________________________________________________________________________________________

May 5, 2023

Dear McDonald’s Corporation Shareholder,

On May 25th, we urge you to support Proposal 9: Annual Report on Lobbying Activities, which requests that McDonald’s Corporation (McDonald’s) annually disclose the following information:

1.	Policies and procedures governing McDonald’s lobbying, both direct and indirect, and grassroots lobbying communications.
2.	Payments by the company used for:
	a.	direct or indirect lobbying or
	b.	grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3.	Description of management’s decision-making process and the Board’s oversight of this process.

The SOC Investment Group works with pension funds sponsored by unions affiliated with the Strategic Organizing Center, a coalition of unions representing millions of members, to enhance long term shareholder value through active ownership. These funds have over $250 billion in assets under management and are substantial McDonald’s shareholders.

McDonald’s policy and disclosures on lobbying payments are lagging.

Corporate lobbying spending has steadily increased over the past decade. However, while there are issues that a company may lobby on to protect its business interests, any political actions taken by a company expose it and its shareholders to risks. In order to protect themselves from these risks, it is important for shareholders to be fully aware of any and all lobbying spending that a company engages in.

In its opposition statement, McDonald’s claims to be a “top company for political accountability and transparency”, however this is not the case when it comes to lobbying disclosures. Currently, McDonald’s only provides a list of trade associations that received at least $25,000 in dues from the company, but does not provide the total amount of dues paid and does not disclose what portion of dues may be used for lobbying. It provides no disclosure of payments to “social welfare” groups or payments for grassroots lobbying communications, nor direct lobbying expenditures at all levels. In its opposition statement, McDonald’s also touts that the CPA-Zicklin Index has recognized it as a “trendsetter”; however, referencing the CPA-Zicklin index is misleading when applied to the issue at hand. In fact, to address companies using the index as a bulwark against lobbying disclosure and transparency, CPA-Zicklin issued a “purpose and misuse statement” in 2022. The statement reads: “The Index does not make a value judgment on a company’s political spending or alignment with its publicly stated values and does not cover company lobbying spending or activities.”1

We contrast McDonald’s disclosure to its peer, Chipotle. After receiving a similar lobbying proposal from us, Chipotle now discloses all dues and other payments made to trade associations and social welfare

1 CPA Zicklin, Index, Purpose and Misuse Statement, June 27, 2022, available at https://www.politicalaccountability.net/wp-content/uploads/2022/06/CPA-Zicklin-Index-Purpose-and-Misuse-Statement-6.27.22.pdf.

1900 L Street NW, Suite 900, Washington, DC 20036
(202) 721-0660

S O C I N V E S T M E N T G R O U P . C O M

organizations. Chipotle also now discloses on its website direct payments made at the federal and state level, including for referendum expenditures.

The publication of a report containing this vital information will help shareholders ensure that any lobbying spending made by McDonald’s is in line with its core value of integrity and doing “the right thing.” It will also ensure that the company and shareholders are not exposed to excessive risk as a result of lobbying practices.

Publicly available data on McDonald’s direct state and local lobbying contributions is inconsistent.

While federal lobbying spending is easily accessible to shareholders online, there is no reliable way for investors to collect data on direct lobbying at the state, local, or municipal level. Shareholders encounter a variety of obstacles in their efforts to collect data on direct lobbying expenditures at the state and local level. This is due to the lack of uniformity in disclosure requirements between states and municipalities. For example, while some states may require a company to submit quarterly disclosures on their precise lobbying expenditures, other states, such as Florida, might only disclose a spending range (ex: $1.00-$9,999.99). Additionally, these websites are not always accessible to shareholders due to a myriad of technological issues. Shareholders need a centrally located and reliably accessible disclosure of McDonald’s lobbying expenditures. Given the increasing scrutiny on which types of lobbying initiatives companies are allocating support, McDonald’s can and should disclose any state and local-level lobbying expenditures to its investors.

Disclosure of indirect lobbying payments would provide greater transparency to investors, with minimal burden to the company.

Greater transparency on indirect lobbying payments to trade associations and “social welfare” organizations would provide investors with a full picture of the company’s political activity, while simultaneously being of minimal cost and burden to the company given that McDonald’s is already collecting this information. For example, companies can use “indirect” contributions to industry/trade associations or other organizations as a means to influence government policy. These memberships and contributions are difficult for shareholders to trace unless the company publicly discloses this information, or the organization publicly lists its membership and any contributions that it has received.

McDonald’s is a member of the International Franchise Association (IFA) and the National Restaurant

Association (NRA). These groups are capable of spending significant sums of money to influence policy on important issues. Just this year, CEO Kempczinski spoke at the IFA’s annual conference, where for the first time, he overtly pushed back on state and federal efforts to regulate franchisors. Mr. Kempczinski was specifically concerned about regulators holding franchisors like McDonald’s responsible for franchisee employment practice related liabilities.2 95% of McDonald’s restaurants are franchised, making it unsurprising that franchisee employment practices have been at the heart of numerous human capital management-related controversies that have arisen the last few years, including significant sexual harassment allegations.

2 Jonathen Maze, “McDonald’s CEO warns that regulations could end franchising,” Restaurant Business, February 27, 2023, available at https://www.restaurantbusinessonline.com/financing/mcdonalds-ceo-warns-regulations-could-end-franchising.

In 2022, the NRA spent $2,890,000, and the International Franchise Association spent $1,240,000. A restaurant industry insider has even criticized the NRA for being a “lapdog” for large chains, such as McDonald’s. In recent Congresses, the NRA lobbied against raising the federal minimum wage, paid sick leave during the COVID-19 pandemic, and supported legislation that would ease child labor restrictions. This is particularly concerning given recent reports of 305 children working at McDonald’s restaurants in Kentucky, Indiana, Maryland, and Ohio, in violation of child labor laws.3 The NRA is also behind ServSafe, a company that offers online food safety courses that are often mandatory before a worker is able to begin a job in the food-service industry, and whose profits are then used by the NRA to lobby in favor its political interests.4

McDonald’s also does not disclose payments to 501(c)(4) organizations, which have been increasingly politically active in recent years. Such “social welfare” organizations have been known to be a source of “Dark Money,” given that these entities are not required to disclose their donors. Further, because of the lack of transparency on spending by social welfare organizations, corporate contributions to these organizations may be used for inappropriate purposes, such as gifts or entertainment that could benefit lawmakers, at a state, federal or local level, exposing donors to potential legal risks.

Lastly, state level contributions and indirect contributions to third-party groups may also work against shareholders’ long-term interests. For example, in 2022, McDonald’s spent $5,773,914.61 on lobbying in California, largely in opposition to the FAST Recovery Act in California, a law that established a council of stakeholders in the fast-food industry to address issues such as setting minimum wage standards, working hours, and other working conditions. In opposition to this law, national trade associations like the IFA and NRA established the “Save Local Restaurants” campaign, intending to overturn the new law via a referendum in 2024. As of March 2023, this organization has received over $21,066,600 in contributions, and McDonald’s and its franchisees have contributed $5,555,326.13 directly to oppose the new law in California. A similar law has been introduced in Virginia. McDonald’s opposition to the FAST Recovery Act seems to be in stark contrast to their federal lobbying position. The company in 2019 announced to the NRA it would no longer oppose raising the federal minimum wage. Such significant funding to oppose a law that is likely to improve working conditions for employees appears contrary to

McDonald’s commitment to “making opportunity open to all.”

For these reasons, we urge you to vote FOR Proposal 9: Annual Report on Lobbying Activities.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to McDonald’s instructions.

3 Sareen Habeshian, “10-year-olds found working at McDonald’s until 2 a.m., Axios, May 3, 2023, available at https://www.axios.com/2023/05/03/mcdonalds-child-labor.

4 David Fahrentold and Talmon Joseph Smith, “How Restaurant Workers Help Pay for Lobbying to Keep Their Wages Low, The New York Times, January 17, 2023, available at https://www.nytimes.com/2023/01/17/us/politics/restaurant-workers-wages-lobbying.html.